Exhibit (a)(5)(L)

January 6, 2004

Re:	Starwood’s Increased Offer for Units of Westin Hotels Limited Partnership Deemed FAIR by Independent Financial Advisor

Dear Limited Partner:

Starwood Hotels & Resorts Worldwide, Inc. would like to inform you that:

•	The independent financial advisor engaged by Westin Hotels Limited Partnership has determined that our increased offer price of $700 per unit is FAIR from a financial point of view to the limited partners.

•	We do not intend to further increase our current offer price of $700 per unit. Accordingly, our offer may be your last opportunity for the foreseeable future to receive a substantial premium for your units. Due to the lack of any superior offers to date, the Partnership’s financial results during the past year and the uncertain state of the Chicago hotel market, we believe it is unlikely that a superior offer for your units or the Michigan Avenue Hotel will emerge in the near future.

      We Urge Unitholders to Take Action Now

We urge you to carefully consider the terms of our enhanced offer and to keep in mind the following points from our letter of December 22, 2003:

•	Starwood’s increased offer is an attractive option for unitholders, representing at least a $150 premium over other recent tender offers for units and a substantial premium over the prices at which units have generally changed hands recently, particularly before the commencement of our tender offer as well as those of other parties.

•	We strongly believe that the process relating to our offer has been fair. The Partnership is advised by an independent financial advisor and independent counsel in connection with our offer and competing offers. In addition, we have erected an information screen between the people at Starwood involved in our offer and the directors of the Partnership’s General Partner to prevent the unintended exchange of information between the parties regarding our offer and competing offers. The effectiveness of the information screen is demonstrated by the fact that we have increased our offer by $75 even though the newly released opinion of the Partnership’s financial advisor indicates that our initial offer of $625 per unit was just $10 below the low point of that financial advisor’s indicated range of acceptable per unit values.

For these reasons, you should ignore the misleading statements of a small number of unitholders, including Windy City Investments LLC and Kalmia Investors LLC, who would like you to believe that their views represent the interests of all limited partners. Their communications to you and the other unitholders have included conclusory statements without any factual support.

January 6, 2004

We strongly believe our offer represents a compelling opportunity for unitholders. You should seriously consider tendering your units and delivering your consents to us after consulting with your financial and tax advisors and considering the information set forth in our Offer to Purchase, which was mailed to you on November 4, 2003.

      The fairness opinion referred to above was rendered by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. at the request of the Partnership. We urge you to read Amendment No. 2 to the Partnership’s Schedule 14D-9, dated December 29, 2003, which the Partnership has mailed to you and which is available on the SEC’s website (www.sec.gov), for a description of the opinion and related matters. You should note that Houlihan Lokey’s opinion addresses only the fairness from a financial point of view of the consideration to be received by a limited partner in our offer and does not constitute a recommendation to any limited partner as to whether to tender, or not tender, units in our offer.

How to Accept Our Offer

      In order to accept our offer, please complete the BLUE Agreement of Assignment and Transfer that we mailed to you in November and December or the copy that is included with this letter. Unitholders who have already tendered and those who use an earlier version of the Agreement will receive the new $700 purchase price even though the earlier versions of the Agreement may state the previous price. In addition, all unitholders may retain the $6.72 per unit distribution made Monday, December 15, 2003, even if they have already tendered their units. Remember to indicate the number of units you wish to sell in the signature area of the agreement and have it medallion signature guaranteed (your broker can do this or a bank where you have an account).

      The completed Agreement should be returned to American Stock Transfer & Trust Company, the Depositary, 59 Maiden Lane, New York, NY 10038, in the enclosed pre-paid envelope or by facsimile to (718) 234-5001. The telephone number for the Depositary is (877) 248-6417.

How to Consent to Our Proposals

      To consent to our proposals, please complete, sign, date and return the GREEN Consent Form that we mailed to you in November and December or the copy that is included with this letter. You may return it to the Depositary in the same pre-paid envelope as you use to return the Agreement of Assignment and Transfer or deliver the Consent Form to the Depositary by facsimile.

      Your vote is important no matter how many units you hold. If you fail to return a Consent Form, it will have the same effect as a vote against the proposals and could limit our ability to carry out the offer.

      If you have any questions, need additional copies of the Offer to Purchase and Solicitation Statement, Agreement of Assignment and Transfer, Consent Form or other document, or need assistance completing the forms required to tender your units and consent to the proposals, please call our information agent, D. F. King & Co., Inc., toll-free at 1-888-605-1957. D.F. King may call you to provide assistance and answer any questions you may have in connection with the offer.

Very truly yours,

Barry S. Sternlicht
Chairman and Chief Executive Officer of
Starwood Hotels & Resorts Worldwide, Inc.